Exhibit 99.1

RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988

May 4, 2010

Mr. Robert L. Johnson
Chairman, President and Chief Executive Officer
First Charter, MHC
Charter Financial Corporation
CharterBank
1233 O.G. Skinner Drive
West Point, Georgia  31833

Dear Mr. Johnson:

This letter sets forth the agreement between First Charter, MHC, West Point, Georgia (the “MHC”), Charter Financial Corporation (the “Company”) and RP® Financial, LC (“RP Financial”) for the independent appraisal services pertaining to the secondary offering of common stock by the Company.  The MHC is the majority shareholder of the Company.  And the Company is the sole shareholder of CharterBank.  Pursuant to the transaction, the Company will remain the sole shareholder of CharterBank and the MHC will continue to retain majority ownership of the Company.  The specific appraisal services to be rendered by RP Financial are described below.

Description of Conversion Appraisal Services

Prior to preparing the valuation report, RP Financial will conduct a financial due diligence, including on-site interviews of senior management and reviews of financial and other documents and records, to gain insight into the Company’s operations, financial condition, profitability, market area, risks and various internal and external factors which impact the pro forma value of the Company.

RP Financial will prepare a written detailed valuation report of the Company that will be fully consistent with applicable regulatory guidelines and standard pro forma valuation practices.  In this regard, the applicable regulatory guidelines are those set forth in the Office of Thrift Supervision’s (“OTS”) “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization,” which have been endorsed by the Federal Deposit Insurance Corporation (“FDIC”) and various state banking agencies.  The valuation report will conclude with an estimate of the pro forma market value of the shares of stock to be offered and sold in the offering.  RP Financial understands that as part of the offering, the Company will operate as a subsidiary of the Company, the shares sold in the offering will be shares of the Company and the MHC will retain a majority ownership interest in the Company on a pro forma basis.

Washington Headquarters Three Ballston Plaza 1100 North Glebe Road, Suite 1100 Arlington, VA 22201 E-Mail: wpommerening@rpfinancial.com	Direct: (703) 647-6546 Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594

Mr. Robert L. Johnson
May 4, 2010

The appraisal report will include an in-depth analysis of the Company’s financial condition and operating results, as well as an assessment of the Company’s interest rate risk, credit risk and liquidity risk.  The appraisal report will describe the Company’s business strategies, market area, prospects for the future and the intended use of proceeds both in the short term and over the longer term.  A peer group analysis relative to publicly-traded savings institutions will be conducted for the purpose of determining appropriate valuation adjustments relative to the group.

 We will review pertinent sections of the applications and offering documents to obtain necessary data and information for the appraisal, including the impact of key deal elements on the appraised value, such as dividend policy, use of proceeds and reinvestment rate, tax rate, conversion expenses, characteristics of stock plans and charitable foundation contribution.  The appraisal report will conclude with a midpoint pro forma market value that will establish the range of value, and reflect the secondary offering size and offering price per share determined by the Company’s Board of Directors.  The appraisal report may be periodically updated prior to the commencement of the secondary offering and the appraisal is required to be updated just prior to the closing of the secondary offering.

RP Financial agrees to deliver the valuation appraisal and subsequent updates, in writing, to the Company at the above address in conjunction with the filing of the regulatory application.  Subsequent updates will be filed promptly as certain events occur which would warrant the preparation and filing of such valuation updates.  Further, RP Financial agrees to perform such other services as are necessary or required in connection with the regulatory review of the appraisal and respond to the regulatory comments, if any, regarding the valuation appraisal and subsequent updates.

Fee Structure and Payment Schedule

The Company agrees to pay RP Financial a fixed fee of $25,000 for preparation and delivery of the original appraisal report, plus reimbursable expenses.  Payment of these fees shall be made according to the following schedule:

●	$25,000 upon delivery of the completed original appraisal report; and

●	$5,000 for the updates that may be required, provided that the transaction is not delayed for reasons described below.

The Company will reimburse RP Financial for out-of-pocket expenses incurred in preparation of the valuation.  Such out-of-pocket expenses will likely include travel, printing, telephone, facsimile, shipping, computer and data services.  RP Financial will agree to limit reimbursable expenses to $5,000 in connection with this appraisal engagement, subject to written authorization from the Company to exceed such level.

In the event the Company shall, for any reason, discontinue the proposed secondary offering prior to delivery of the completed documents set forth above and payment of the respective progress payment fees, the Company agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the respective fee caps noted above.  RP Financial’s standard billing rates range from $75 per hour for research associates to $400 per hour for managing directors.

Mr. Robert L. Johnson
May 4, 2010

If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by the Company and RP Financial.  Such unforeseen events shall include, but not be limited to, major changes in the conversion regulations, appraisal guidelines or processing procedures as they relate to appraisals, major changes in management or procedures, operating policies or philosophies, and excessive delays or suspension of processing of conversion applications by the regulators such that completion of the transaction requires the preparation by RP Financial of a new appraisal or financial projections.

Representations and Warranties

The Company and RP Financial agree to the following:

1.           The Company agrees to make available or to supply to RP Financial such information with respect to its business and financial condition as RP Financial may reasonably request in order to provide the aforesaid valuation.  Such information heretofore or hereafter supplied or made available to RP Financial shall include:  annual financial statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records.  All information provided by the Company to RP Financial shall remain strictly confidential (unless such information is otherwise made available to the public), and if the conversion is not consummated or the services of RP Financial are terminated hereunder, RP Financial shall promptly return to the Company the original and any copies of such information.

2.           The Company represents and warrants to RP Financial that any information provided to RP Financial does not and will not, to the best of the Company’s knowledge, at the times it is provided to RP Financial, contain any untrue statement of a material fact or in response to informational requests by RP Financial fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

3.           (a)           The Company agrees that it will indemnify and hold harmless RP Financial, any affiliates of RP Financial, the respective members, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement (hereinafter referred to as “RP Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, reasonable attorneys fees, and all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by the Company to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by the Company to RP Financial; or (iii) any action or omission to act by the Company, or the Company’s respective officers, directors, employees or agents, which action or omission is undertaken in bad faith or is negligent.  The Company will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder.  Reasonable time devoted by RP Financial to situations for which RP Financial is deemed entitled to indemnification hereunder, shall be an indemnifiable cost payable by the Company at the normal hourly professional rate chargeable by such employee.

Mr. Robert L. Johnson
May 4, 2010

(b)           RP Financial shall give written notice to the Company of such claim or facts within thirty days of the assertion of any claim or discovery of material facts upon which RP Financial intends to base a claim for indemnification hereunder, including the name of counsel that RP Financial intends to engage in connection with any indemnification related matter.  In the event the Company elects, within seven days of the receipt of the original notice thereof, to contest such claim by written notice to RP Financial, the Company shall not be obligated to make payments under Section 3(c), but RP Financial will be entitled to be paid any amounts payable by the Company hereunder within five days after the final non-appealable determination of such contest either by written acknowledgement of the Company or a decision of a court of competent jurisdiction or alternative adjudication forum, unless it is determined in accordance with Section 3(c) hereof that RP Financial is not entitled to indemnity hereunder.  If the Company does not so elect to contest a claim for indemnification by RP Financial hereunder, RP Financial shall (subject to the Company’s receipt of the written statement and undertaking under Section 3(c) hereof) be paid promptly and in any event within thirty days after receipt by the Company of detailed billing statements or invoices for which RP Financial is entitled to reimbursement under Section 3(c) hereof.

(c)           Subject to the Company’s right to contest under Section 3(b) hereof, the Company shall pay for or reimburse the reasonable expenses, including reasonable attorneys’ fees, incurred by RP Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if RP Financial furnishes the Company:  (1) a written statement of RP Financial’s good faith belief that it is entitled to indemnification hereunder; (2) a written undertaking to repay the advance if it ultimately is determined in a final, nonappealable adjudication of such proceeding that it or he is not entitled to such indemnification; and (3) a detailed invoice of the expenses for which reimbursement is sought.

(d)           In the event the Company does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, RP Financial shall have all remedies available at law or in equity to enforce such obligation.

This agreement constitutes the entire understanding of the Company and RP Financial concerning the subject matter addressed herein, and such contract shall be governed and construed in accordance with the Commonwealth of Virginia.  This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

The Company and RP Financial are not affiliated, and neither the Company nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.  RP Financial represents and warrants that it is not aware of any fact or circumstance that would cause it not to be “independent” within the meaning of the conversion regulations of the Office of Thrift Supervision or otherwise prohibit or restrict in anyway RP Financial from serving in the role of independent appraiser for the Company.

Mr. Robert L. Johnson
May 4, 2010

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Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter.

Sincerely,

/s/ William E. Pommerening
William E. Pommerening
Chief Executive Officer and
Managing Director

Agreed To and Accepted By:	Robert L. Johnson
Chairman, President and Chief Executive Officer

Date Executed:	5/26/10